UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On March 6, 2025, Evogene Ltd. (“Evogene”) announced its financial results for the fourth quarter and fiscal year ended December 31, 2024.  A Copy of the press release announcing those results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Evogene is holding a conference call on March 6, 2025 to discuss its quarterly results for the quarter ended December 31, 2024 and, in connection with that call, will make available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

The GAAP financial statements tables contained in the press release attached to this Form 6-K are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File Nos. 333-253300 and 333-277565), and Form S-8 (SEC File Nos. 333-259215, 333-193788, 333-201443 and 333-203856) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2025	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Reports Fourth Quarter and Full Year 2024 Financial Results.
99.2	Slide presentation for conference call of Evogene held on March 6, 2025, discussing Evogene’s quarterly financial results for the fourth quarter of 2024.